UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                          CHINA RECYCLING ENERGY CORPORATION
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                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)


                                    168913101
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                                 (CUSIP Number)



                                    Guohua Ku
                       China Recycling Energy Corporation
                               429 Guangdong Road
                                 Shanghai 200001
                           People's Republic of China
                             Tel: (86-21) 6336-8686
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 August 23, 2007
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.168913101                       13D                              Page 1

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Hanqiao Zheng
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION


      People's Republic of China
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               7    SOLE VOTING POWER

  NUMBER OF
                    8,160,863 Shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    8,160,863 Shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     8,160,863 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     47.6%
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14   TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

     This Statement on Schedule 13D (this "Statement") relates to common stock, $0.001 par value per share (the "Common Stock"), of China Recycling Energy Corporation, a Nevada corporation ("Issuer"). The principal executive offices of the Issuer are located at 429 Guangdong Road, Shanghai 200001, People's Republic of China.

     The aggregate number of shares beneficially owned by the Reporting Person identified in this filing is 8,160,863 Shares or 47.6% of the common stock shown as outstanding on the issuer's most recent 10QSB.

Item 2. Identity and Background

This Statement is filed by Hanqiao Zheng, a citizen of People's Republic of China ("Reporting Person"). The principal address of the Reporting Person is No. 53, Middle Suite, Donghao Village, Wenyi Road, Beilin District, Xi'an, Shaanxi Province, Postal Code: 710600, People's Republic of China


     During the past five years, the Reporting Person: (i) has not been convicted in a criminal proceeding; and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration


     The funds were derived from the Reporting Person's personal funds.

Item 4. Purpose of Transaction


     On August 23, 2007, the Reporting Person entered a share purchase agreement with Guohua Ku, a major shareholder of the issuer. The purchase agreement was approved by the Board of the Issuer. According to the agreement, the Reporting Person acquired shares of common stock of the Issuer representing of the outstanding common stock. The purpose of the transaction was investment.


     The Reporting Person may in the future determine to: (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments;
(h) any other action whether or not similar to those enumerated above. The Reporting Person reserves the right to take actions to influence the management of the Issuer should it deem such actions appropriate.

Item 5. Interest in Securities of the Issuer


     The Reporting Person owns 8,160,863 shares of common stock of the Issuer representing 47.6% of the outstanding common stock. The Reporting Person has sole voting and dispositive power over the subject securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     Pursuant to the Share Purchase Agreement dated August 23, 2007, the Reporting Person acquired 8,160,863 shares of common stock of the Issuer.

Item 7. Material to Be Filed as Exhibits


     None.

     After reasonable inquiry, and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007.









                                           By: /s/ Hanqiao Zheng
                                               -----------------
                     Name of Reporting Person:     Hanqiao Zheng